SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(EXIT FILING)*

Redfin Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75737F108

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75737F108

1.	Names of Reporting Persons. Madrona Venture Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,036,024 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,036,024 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,024 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 3.73%
12.	Type of Reporting Person PN

CUSIP No. 75737F108

1.	Names of Reporting Persons. Madrona Venture Fund III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,036,024 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,036,024 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,024 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 3.73%
12.	Type of Reporting Person PN

CUSIP No. 75737F108

1.	Names of Reporting Persons. Madrona Investment Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,036,024 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,036,024 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,024 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 3.73%
12.	Type of Reporting Person PN

CUSIP No. 75737F108

1.	Names of Reporting Persons. Madrona III General Partner, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,036,024 (See Item 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,036,024 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,024 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 3.73%
12.	Type of Reporting Person OO (limited liability company)

CUSIP No. 75737F108

1.	Names of Reporting Persons. Matt McIlwain
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 245,759
	6.	Shared Voting Power 3,036,024 (See Item 4)
	7.	Sole Dispositive Power 245,759
	8.	Shared Dispositive Power 3,036,024 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,281,783 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 4.03%
12.	Type of Reporting Person IN

CUSIP No. 75737F108

1.	Names of Reporting Persons. Tom A. Alberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 214,770
	6.	Shared Voting Power 3,036,024 (See Item 4)
	7.	Sole Dispositive Power 214,770
	8.	Shared Dispositive Power 3,036,024 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,794 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 3.99%
12.	Type of Reporting Person IN

CUSIP No. 75737F108

1.	Names of Reporting Persons. Paul Goodrich
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 238,102
	6.	Shared Voting Power 3,036,024 (See Item 4)
	7.	Sole Dispositive Power 238,102
	8.	Shared Dispositive Power 3,036,024 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,126 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 4.02%
12.	Type of Reporting Person IN

CUSIP No. 75737F108

1.	Names of Reporting Persons. Len Jordan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16
	6.	Shared Voting Power 3,036,024 (See Item 4)
	7.	Sole Dispositive Power 16
	8.	Shared Dispositive Power 3,036,024 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,040 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 3.73%
12.	Type of Reporting Person IN

CUSIP No. 75737F108

1.	Names of Reporting Persons. Tim Porter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 19,930
	6.	Shared Voting Power 3,036,024 (See Item 4)
	7.	Sole Dispositive Power 19,930
	8.	Shared Dispositive Power 3,036,024 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,055,954 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 3.75%
12.	Type of Reporting Person IN

CUSIP No. 75737F108

1.	Names of Reporting Persons. Scott Jacobson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 17,579
	6.	Shared Voting Power 3,036,024 (See Item 4)
	7.	Sole Dispositive Power 17,579
	8.	Shared Dispositive Power 3,036,024 (See Item 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,053,603 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 3.75%
12.	Type of Reporting Person IN

Item 1(a)	Name of Issuer:

Redfin Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1099 Stewart Street, Suite 600

Seattle, Washington 98101

Item 2 (a)	Name of Person Filing:

(1) Madrona Venture Fund III, L.P. (“MVF III”), (2) Madrona Venture Fund III-A, L.P. (“MVF III-A”), (3) Madrona Investment Partners III, L.P. (“MIP III”), (4) Madrona III General Partner, LLC (“MGP III”) (collectively, the “Reporting Entities” and, each, a “Reporting Entity”), and (5) Matt McIlwain (“McIlwain”), (6) Tom A. Alberg, (7) Paul Goodrich, (8) Len Jordan, (9) Tim Porter and (10) Scott Jacobson (collectively the “Managing Directors” and, each, a “Managing Director”). The Reporting Entities and the Managing Directors are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is:

999 Third Avenue, 34th Floor

Seattle, WA 98104.

Item 2 (c)	Citizenship:

MGP III is a Delaware limited liability company. Each of MVF III, MVF III-A, and MIP III is a Delaware limited partnership. Each Managing Director is a citizen of the United States of America.

Item 2 (d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2 (e)	CUSIP Number:

75737F108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

	☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

MVF III is the record owner of 2,919,400 shares of Common Stock, and MVF III-A is the record owner of 116,624 shares of Common Stock (collectively, the “Entity Shares”). MIP III, as the general partner of MVF III and MVF III-A, and MGP III, as the general partner of MIP III, may be deemed to own the Entity Shares. As managing directors of MGP III, the Managing Directors may be deemed to own the Entity Shares. By virtue of their relationship as affiliated entities that have overlapping general partners and managing directors, each of the Reporting Entities may be deemed to share the power to direct the disposition and vote of the Entity Shares.

Mr. McIlwain is the record owner of 245,759 shares of Common Stock. Mr. Alberg is the record owner of 214,770 shares of Common Stock. Mr. Goodrich is the record owner of 238,102 shares of Common Stock. Mr. Jordan is the record owner of 16 shares of Common Stock. Mr. Porter is the record owner of 19,930 shares of Common Stock. Mr. Jacobson is the record owner of 17,579 shares of Common Stock.

(b)	Percent of class:

Based on 81,427,697 shares of Common Stock outstanding (as reported in the Form 10-Q filed by the Issuer on November 9, 2017), the Reporting Persons may be deemed to be the beneficial owner of 3.73% of the Issuer’s Common Stock, provided that (i) Mr. McIlwain may be deemed to be the beneficial owner of 4.03% of the Issuer’s Common Stock, (ii) Mr. Alberg may be deemed to be the beneficial owner of 3.99% of the Issuer’s Common Stock, (iii) Mr. Goodrich may be deemed to be the beneficial owner of 4.02% of the Issuer’s Common Stock, (iv) Mr. Jordan may be deemed to be the beneficial owner of 3.73% of the Issuer’s Common Stock, (v) Mr. Porter may be deemed to be the beneficial owner of 3.75% of the Issuer’s Common Stock, and (vi) Mr. Jacobson may be deemed to be the beneficial owner of 3.75% of the Issuer’s Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Each Reporting Person disclaims beneficial ownership of the Entity Shares except to the extent of the Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

MADRONA VENTURE FUND III, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA VENTURE FUND III-A, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA INVESTMENT PARTNERS III, L.P.

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA III GENERAL PARTNER, LLC

By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

/s/ Matt McIlwain
Matt McIlwain

/s/ Tom A. Alberg
Tom A. Alberg

/s/ Paul Goodrich
Paul Goodrich

/s/ Len Jordan
Len Jordan

/s/ Tim Porter
Tim Porter

/s/ Scott Jacobson
Scott Jacobson

Exhibit 1

Joint Filing Agreement and Power of Attorney

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any amendments thereto) with respect to the common stock, par value $0.0001 per share, of Redfin Corporation.

Each of the undersigned hereby irrevocably constitutes and appoints Troy Cichos as agent and attorney-in-fact, with full power of substitution, with respect to the power and authority on behalf of each of the undersigned to execute and file, or cause to be executed or filed, any documents required to be filed by Section 13 of the 1934 Act to which the Statement on Schedule 13G relates.

Dated: February 14, 2018	MADRONA VENTURE FUND III, L.P.

	By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA VENTURE FUND III-A, L.P.

	By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA INVESTMENT PARTNERS III, L.P.

	By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

MADRONA III GENERAL PARTNER, LLC

	By:	/s/ Troy Cichos
Troy Cichos
Its Authorized Signatory

/s/ Matt McIlwain
Matt McIlwain

/s/ Tom A. Alberg
Tom A. Alberg

/s/ Paul Goodrich
Paul Goodrich

/s/ Len Jordan
Len Jordan

/s/ Tim Porter
Tim Porter

/s/ Scott Jacobson
Scott Jacobson